================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from __________ to __________

     Commission file number 1-8962


               The Pinnacle West Capital Corporation Savings Plan
                            (Full title of the plan)


                        Pinnacle West Capital Corporation
                                (Name of issuer)


                             400 North Fifth Street
                                 P.O. Box 53999
                           Phoenix, Arizona 85072-3999
                (Address of issuer's principal executive office)

================================================================================

               THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits
       as of December 31, 2002 and 2001                                        2

     Statements of Changes in Net Assets Available for Benefits
       for the Years Ended December 31, 2002 and 2001                          3

     Notes to Financial Statements                                        4 - 12

SUPPLEMENTAL SCHEDULE:

     Form 5500, Schedule H Part IV, Line 4i Schedule of Assets Held
       for Investment as of December 31, 2002                                 13

Exhibits Filed                                                                14

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 19, 2003

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
--------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                       2002             2001
                                                   ------------     ------------
ASSETS:
  Investments at fair value except for
    Fixed Income Fund that is at
    contract value which
    approximates fair value (Note 5)               $467,072,345     $520,394,373
  Temporary investments (at cost
    which approximates fair value)                    2,185,204        4,004,697
                                                   ------------     ------------
    TOTAL INVESTMENTS                               469,257,549      524,399,070
                                                   ------------     ------------

RECEIVABLES:
  Employer Contributions                                351,956               --
  Participant Contributions                           1,173,847               --
  Interest and other receivable                           4,027            9,045
                                                   ------------     ------------
    Total Receivables                                 1,529,830            9,045
                                                   ------------     ------------

    TOTAL ASSETS                                    470,787,379      524,408,115
                                                   ------------     ------------

LIABILITIES:
  Securities purchased                                1,241,948          524,850
                                                   ------------     ------------


  NET ASSETS AVAILABLE FOR BENEFITS                $469,545,431     $523,883,265
                                                   ============     ============

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                  2002             2001
                                                              -------------    -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Contributions (Note 1):
    Pinnacle West Capital Corporation                         $   9,381,323    $   8,760,678
    Participants                                                 33,477,122       30,821,858
                                                              -------------    -------------
      Total contributions                                        42,858,445       39,582,536
                                                              -------------    -------------

  Investment income (Note 2):
    Dividends                                                     5,888,600        5,984,220
    Interest and other income                                     2,472,681        3,105,013
                                                              -------------    -------------
      Total investment income                                     8,361,281        9,089,233
                                                              -------------    -------------

    Net depreciation in fair value of investments (Note 5)      (79,231,809)     (64,849,899)
                                                              -------------    -------------
      Total investment loss                                     (70,870,528)     (55,760,666)
                                                              -------------    -------------

      Total net reduction                                       (28,012,083)     (16,178,130)
                                                              -------------    -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Benefit payments                                               24,826,587       20,683,414
  Administrative expenses                                           147,909          211,194
  Participant loan activity                                       1,351,255           22,904
                                                              -------------    -------------
     Total deductions                                            26,325,751       20,917,512
                                                              -------------    -------------

          Decrease in Net Assets                                (54,337,834)     (37,095,642)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             523,883,265      560,978,907
                                                              -------------    -------------
  End of year                                                 $ 469,545,431    $ 523,883,265
                                                              =============    =============

See notes to financial statements.

                      THE PINNACLE WEST CAPITAL CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

          The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. In addition, see Note 8 for additional information.

          GENERAL - The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West," or "the Company"). Effective May 1, 2002 the Plan was amended to provide that it is made up of two component plans, a profit sharing component with cash or deferred features and a stock bonus component which will also constitute an Employee Stock Ownership Plan ("ESOP"). The ESOP component of the Plan is comprised of the Plan assets invested in the Pinnacle West Stock Fund, and the profit sharing and cash or deferral arrangement is comprised of the remaining balance of the Plan assets. The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Wells Fargo Bank, Minnesota, N.A. ("Trustee") serves as the trustee of the Plan.

          ELIGIBILITY - Generally, all active employees of Pinnacle West and its subsidiaries, including, Arizona Public Service Company, Pinnacle West Energy Corporation, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company, (collectively, "Employer"), are eligible to participate in the pre-tax and after-tax features of the Plan upon attaining age 21 and completing thirty-one days of consecutive employment and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer. See Note 8 for additional information

          CONTRIBUTIONS - Effective June 1, 2002, the Plan allows participants to contribute up to 50% of their base pay on a pre-tax basis (not to exceed $11,000) or after-tax basis, provided that in no event can the total pre-tax and after-tax contributions made by any participant in any year exceed 50% of his or her base pay. Prior to June 1, 2002, the Plan allowed employees to contribute up to 16% of their base pay on a pre-tax basis, after tax basis, or combination of both. Also effective June 1, 2002, the Plan allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The maximum allowable base pay ($200,000) is linked to the cost of living index and could change on an annual basis. The maximum allowable pre-tax contribution ($11,000) and catch-up contribution ($1,000) will increase $1,000 per year through 2006, and thereafter will be linked to the cost of living index and could change on an annual basis.

          Employer contributions are fixed at 50% of the first 6% of a participant's pre-tax contribution (excluding catch-up contributions). While the Employer contributions may be in cash, common stock or other property acceptable to the Trustee, regardless of the form of contribution, contributions are allocated to the Pinnacle West Stock Fund. Non cash contributions are recorded at fair value. See Note 8 for additional information.

          The Plan allows rollover contributions from other qualified plans subject to certain criteria.

          If participants have Pinnacle West stock through the Plan, any dividends paid are automatically reinvested in shares of Pinnacle West stock. However, effective May 1, 2002, participants may elect to receive dividends in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in Pinnacle West Stock.

          PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's pre-tax, after-tax, and rollover contributions, the employer's matching contributions and Plan earnings. Each participant is charged with withdrawals and an allocation of Plan losses. Allocation of earnings and losses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          INVESTMENT CHOICES - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Large Cap Equity Fund, International Growth Fund, Conservative, Moderate, and Aggressive Lifestyle Funds, and Small Cap Equity Fund. On March 1, 2002 the Plan was amended to permit fully vested participants to transfer amounts in their Employer contributions account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan. The Plan consists of a salary reduction arrangement, an employee after-tax contribution feature, and an employer matching contribution feature. Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of ex-dividend dates. See Note 8 for additional information.

          LOAN FEATURE - Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions account.

          The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

          The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2002 ranged from 5.25% to 5.75%. Interest rates for outstanding loans as of December 31, 2002 and 2001 ranged from 5.25% to 10.5% and 6.00% to 10.5%, respectively.

          Loans are treated as an investment of the participant's accounts. To fund the loan, transfers are made from the participant's investment funds on a pro-rata basis. Loan repayments are invested in the participant's investment funds based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions.

          VESTING - Each participant is fully vested as to the participant's pre-tax, after-tax, and rollover contribution accounts (consisting of the participant's contributions and related income and appreciation or depreciation) and Employer transfer account. The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) upon the first of the following to occur: in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon the completion of five years of service, upon termination of the Plan, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of plan participation, beginning with the first plan year of employee participation.

          WITHDRAWALS AND DISTRIBUTIONS - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals before retirement are permitted from a participant's Employer transfer account. No withdrawals before retirement are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to January 1, 1989. Generally, participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Employer is terminated, the participant generally can elect to receive, as soon as administratively possible, a distribution of the vested portion of his or her Employer contribution account together with the participant's contribution accounts and Employer transfer account. See Note 8 for additional information.

          FORFEITURES - Forfeitures of nonvested Employer contributions will occur upon the earlier of distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. However, if a former participant who received a distribution becomes reemployed prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant's Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to him or her within five years of his or her date of reemployment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2002 forfeited nonvested accounts totaled $24,430. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2002, employer contributions were reduced by $21,500 from forfeited nonvested accounts.

          TERMINATION OF THE PLAN - It is the Company's present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          INVESTMENTS - The investment choices for the Plan consist of:

               Pinnacle West Stock Fund -- The fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

               Index Fund -- The fund consists of common stocks maintained by the Trustee as part of a commingled fund. The fund is a Standard & Poor's ("S&P") 500 and is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Fixed Income Fund -- The fund consists primarily of several benefit-responsive guaranteed investment contracts with varying rates of interest and maturities maintained by Gartmore Morley Financial. The fund, including guaranteed investment contracts, is stated at contract value.

               Large Cap Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               International Growth Fund -- As of April 1, 2002 the International Equity Fund maintained by Deutsche Asset International was replaced with the Putnam International Growth Fund-Class A, which is maintained by Putnam Investments. The fund consists primarily of stocks outside the United States. It is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Conservative, Moderate and Aggressive Lifestyle Funds -- These funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios. The funds are stated at fair market value (marked to market) as of the market close each day.

               Small Cap Equity Fund--This fund is the Merrill Lynch Small Cap Equity Fund and consists primarily of common stock of relatively small companies and emerging growth companies regardless of size. The fund is stated at fair market value (marked to market) as of the market close each day.

               Temporary investments - Temporary investments represent cash or other cash equivalents that are held until investments in other funds can be made. All highly liquid debt instruments purchased with an initial maturity of three months or less are treated as cash equivalents. The fund is stated at cost, which approximates fair value.

          ADMINISTRATIVE EXPENSES - Substantially all costs of administration of the Plan, except for loan administration fees, have been paid by the Company.

          PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

          USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

          RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

          RECLASSIFICATIONS - Certain prior year balances have been reclassified to conform to current year presentation.

3.   FEDERAL INCOME TAX STATUS

          A determination letter dated March 12, 2002 has been received from the Internal Revenue Service indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and on June 3, 2002, the Company filed a letter with the Internal Revenue Service requesting a favorable determination letter relating to the Fifth Amendment. However, the Company's management and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt (See Note 8 for additional information). Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.   GUARANTEED INVESTMENT CONTRACTS

          Under the benefit-responsive contracts, interest rates on guaranteed investment contracts ("GICs") vary within the Fixed Income Fund. The contracts held in the Plan have a weighted average crediting interest rate of 5.27% and 6.03% at December 31, 2002 and 2001, respectively. The average yield for 2002 and 2001 approximated the weighted average crediting interest rate. The crediting interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract. The benefit-responsive contracts are reported at contract value. See note 5 for additional information.

          Twelve of the benefit-responsive GICs are managed synthetic investment contracts. The contract value and fair value of these assets at December 31, 2002 is $97,356,302 and $94,462,597, respectively.

5.   INVESTMENTS AND UNITS OF PARTICIPATION

          In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Large Cap Equity Fund, International Growth Fund, Conservative, Moderate and Aggressive Lifestyle Funds, and Small Cap Equity Fund. The number of units and the related value of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

                                                       Number
                2002                                  of Units         Value
                ----                                 ----------     ------------
     Pinnacle West Stock Fund                         3,384,097     $115,326,780
     Index Fund                                       3,551,254       93,155,840
     Fixed Income Fund                               10,392,854      126,833,515
     Large Cap Equity Fund                            3,605,486       45,921,583
     International Growth Fund                          359,068        5,918,242
     Conservative Lifestyle Fund                        465,007        5,966,399
     Moderate Lifestyle Fund                            886,680       12,308,289
     Aggressive Lifestyle Fund                          970,468       13,949,707
     Small Cap Equity Fund                            1,455,685       26,445,017
     Participant Loans                                                21,246,973
                                                                    ------------
         Total                                                      $467,072,345
                                                                    ============

                                                       Number
                2001                                  of Units         Value
                ----                                 ----------     ------------
     Pinnacle West Stock Fund                         3,680,950     $153,618,604
     Index Fund                                       3,839,465      128,940,333
     Fixed Income Fund                                7,302,346       84,689,385
     Large Cap Equity Fund                            4,114,563       70,966,542
     International Equity Fund                          647,249        6,705,967
     Conservative Lifestyle Fund                        414,655        5,834,649
     Moderate Lifestyle Fund                            854,844       13,635,275
     Aggressive Lifestyle Fund                          839,757       14,634,077
     Small Cap Equity Fund                              716,956       17,841,964
     Participant Loans                                                23,527,577
                                                                    ------------
         Total                                                      $520,394,373
                                                                    ============

          The Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated/ (depreciated) in value as follows for the years ended December 31, 2002 and 2001:

                                                        2002           2001
                                                    ------------   ------------
     Guaranteed Investment Contracts                $  5,432,561   $  4,233,132
     Mutual Funds                                    (62,083,046)   (48,047,919)
     Pinnacle West Stock Fund                        (22,581,324)   (21,035,112)
                                                    ------------   ------------
     Net depreciation in fair value of investments  $(79,231,809)  $(64,849,899)
                                                    ============   ============

6.   NON PARTICIPANT DIRECTED INVESTMENTS

          Information about the net assets and the significant components of the changes in net assets relating to the non participant directed investments is as follows as of and for the years ended December 31, 2002 and 2001:

                                                           2002            2001
                                                       ------------    ------------
     Pinnacle West Stock Fund Non Participant
       Directed Net Assets, beginning of year          $ 99,652,898    $107,966,421

     Changes in net assets during the year:
       Net depreciation in value                        (11,528,755)     (9,648,818)
       Employer contributions                             9,381,323       8,760,678
       Benefits paid to participants                     (5,790,693)     (7,431,303)
       Transfers to participant directed investments    (22,581,105)          5,920
                                                       ------------    ------------
          Net Change                                    (30,519,230)     (8,313,523)
                                                       ------------    ------------

     Pinnacle West Stock Fund Non Participant
       Directed Net Assets, end of year                $ 69,133,668    $ 99,652,898
                                                       ============    ============

          While the Employer contributions may be in cash, common stock or other property acceptable to the Trustee, regardless of the form of contribution, contributions are allocated to the Pinnacle West Stock Fund. Fully vested participants are permitted to direct investment of all their company contributions.

7.   RELATED PARTY TRANSACTIONS

          Certain Plan investments are shares of a mutual fund managed by the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are Pinnacle West common stock, qualifying these transactions as party-in-interest transactions. Pinnacle West pays all administrative expenses except participant loan administrative fees. At December 31, 2002 and 2001, the Plan held 3,384,097 and 3,680,950 units, respectively, of common stock of Pinnacle West Capital Corporation, the sponsoring employer, with a cost basis of $86,077,595 and $90,837,528, respectively. During the years ended December 31, 2002 and 2001, the plan recorded dividend income from Pinnacle West Stock of $5,573,150 and $5,423,045, respectively.

8.   SUBSEQUENT EVENTS

          The following changes were implemented to the Plan effective January 1, 2003:

          Three new investment options were introduced. The additional options are as follows:

          Intermediate Bond Fund--This fund is the PIMCO Total Return Fund that seeks to achieve its investment objective by investing at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The fund invests primarily in investment grade debt securities, but may invest a limited amount of total assets in high yield debt securities.

          Large Cap Value Fund--This fund is the T Rowe Price Equity Income Fund that seeks to provide dividend income, as well as long term capital through investments in the common stocks of established companies. The fund normally invests at least 80% of the Fund's net assets in common stocks, with 65% of this amount invested in the common stocks of well-established companies paying above-average dividends.

          Mid-Cap Core Equity Fund--This fund is the AIM Mid Cap Core Equity Fund that seeks long term capital growth. The fund invests at least 80% of the Fund's assets in equity securities of mid-capitalization companies, and has a blend of both growth and value investments.

          The Plan was amended to change the graduated vesting schedule for Employer match contributions from years of plan participation to years of service. Upon attaining five years of service with the Employer, participants are fully vested in their Employer contribution account.

          The Plan was amended to change the age of eligibility for participation in the Plan from age 21 to age 18. All other eligibility requirements remain the same.

          The Plan was amended to allow participants age 59-1/2 or older to withdraw or rollover all or part of his or her pre-tax contributions (including any earnings on these contributions) and rollover contribution account for any reason while employed without penalties. A maximum of two Age 59-1/2 withdrawals may be requested each plan year.

          The Plan was amended to change eligibility for the Employer contribution from the first day of the month following one year of service to the first day of the month following six months of service. Any employee who, as of January 1, 2003, had at least six months of service automatically began to receive employer contributions on the first of the month following his or her anniversary as long as pre-tax contributions to the Plan are being made.

          During the period from April 1, 2003 through June 30, 2003 employees electing to participate in the Retirement Account Balance under the Pinnacle West Capital Corporation Retirement Plan (the "Retirement Plan") and employees rehired on or after January 1, 2003 will receive an employer match of 100% on the first 6% he or she contributes on a pre-tax basis to the Plan. Effective July 1, 2003, the employer match will be 75% of the first 6% he or she contributes to the Plan. Employees hired on or after January 1, 2003 will receive the 75% employer match on the first 6% he or she contributes to the Plan. Employees not electing the Retirement Account Balance under the Retirement Plan will continue to receive an Employer contribution of 50% of the first 6% of his or her pre-tax contribution to the Plan.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT DECEMBER 31, 2002
--------------------------------------------------------------------------------

Identity of Issuer, Borrower,          Description of                                         Current
Lessor or Similar Party                  Investment                            Cost            Value
---------------------------------------------------------------------------------------------------------
*Pinnacle West Capital             Shares of company                       $ 86,077,595     $ 115,326,780
Corporation Stock Fund             common stock

Wells Fargo S&P 500 Index Fund     Shares of mutual fund                             **        93,155,840
                                   investments

Gartmore Morley Financial          Guaranteed investment                             **       126,833,515
Fixed Income Fund                  contracts, interest
                                   rates, 4.17% - 7.10%

Putnam Investments as a            Shares of mutual fund                             **        45,921,583
part of the Putnam Voyager         investments
Fund, Class A

Putnam International               Shares of mutual fund                             **         5,918,242
Growth Fund                        investments

Vanguard Lifestrategy              Shares of mutual fund                             **         5,966,399
Conservative Growth Fund           investments

Vanguard Lifestrategy              Shares of mutual fund                             **        12,308,289
Moderate Growth Fund               investments

Vanguard Lifestrategy              Shares of mutual fund                             **        13,949,707
Aggressive Growth Fund             investments

Merrill Lynch Small Cap            Shares of mutual fund                             **        26,445,017
Equity Fund                        investments

Participant Loans                  Interest rates, 5.25% - 10.5%.                    **        21,246,973
                                   Maturity Dates 10/15/2002-3/15/2017

Wells Fargo Short Term             Money Market Fund                                 **         2,185,204
Investments
                                                                                            -------------
Total Assets Held for Investment Purposes                                                   $ 469,257,549
                                                                                            =============

**   Cost information not provided as investments are participant-directed.

*    Related Party

EXHIBITS FILED.

Exhibit No.         Description
-----------         -----------

   23.1             Independent Auditors' Consent

   99.1 Certification of Armando B. Flores, the Chairman of the Administrative Committee and Executive Vice President, Corporate Business Services Pinnacle West Capital Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN (Name of Plan)


Date: June 27, 2003           By Armando B. Flores
                                 -----------------------------------------------
                                 Armando B. Flores
                                 Chairman of the Administrative Committee and Executive Vice President, Corporate Business Services Pinnacle West Capital Corporation